                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.                                              [   ]

Post-Effective Amendment No.              (File No.         )              [ ]
                             -------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.         37         (File No. 811-7195)              [X]
                             ------

                        (Check appropriate box or boxes)

               RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY
                 AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)

                RiverSource Life Insurance Company (previously
                  American Enterprise Life Insurance Company)
--------------------------------------------------------------------------------
                               (Name of Depositor)

829 Ameriprise Financial Center, Minneapolis, MN                     55474
--------------------------------------------------------------------------------
(Address of Depositor's Principal Executive Offices)             (Zip Code)

Depositor's Telephone Number, including Area Code             (612) 671-3678
--------------------------------------------------------------------------------

 Mary Ellyn Minenko, 50605 Ameriprise Financial Center, Minneapolis, MN 55474
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

Title of securities being registered: [Interests under Flexible Premium Deferred Variable Annuity Contracts.]

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note
----------------
Registrant is filing this registration statement to register interests under
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the RiverSource Platinum(SM) Variable Annuity described herein ("Contracts") on
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a new Form N-4. Interests under the Contracts were previously registered on
---------------------------------------------------------------------------
Form N-4 (File No. 333-72777). IDS Life Insurance Company ("IDS Life") became
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the issuer of the Contracts following the merger of its wholly-owned
--------------------------------------------------------------------
subsidiary, American Enterprise Life Insurance Company, with and into IDS
-------------------------------------------------------------------------
Life. At the time of the merger, IDS Life was renamed RiverSource Life
----------------------------------------------------------------------
Insurance Company ("RiverSource Life"). As a result of the merger, American
---------------------------------------------------------------------------
Enterprise Variable Annuity Account was transferred to RiverSource Life and
---------------------------------------------------------------------------
changed its name to RiverSource Variable Annuity Account.
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
PROSPECTUS

JAN. 2, 2007

RIVERSOURCE(SM)

PLATINUM VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY

ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)

            829 Ameriprise Financial Center
            Minneapolis, MN 55474
            Telephone: (800) 333-3437
            (Administrative Office)

            RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)

NEW RIVERSOURCE(SM) PLATINUM VARIABLE ANNUITY CONTRACTS ARE NOT CURRENTLY BEING OFFERED.

This prospectus contains information that you should know before investing. Prospectuses are also available for:

o     AIM Variable Insurance Funds

o     Dreyfus Variable Investment Fund

o     The Dreyfus Socially Responsible Growth Fund, Inc.

o     Oppenheimer Variable Account Funds

o     Putnam Variable Trust - Class IB Shares

o     RiverSource(SM) Variable Portfolio Funds

Please read the prospectuses carefully and keep them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC, and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situations and objectives.

State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.

RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not relay on any such information or representations.

RiverSource Life offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and optional benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manger options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 1

TABLE OF CONTENTS

KEY TERMS ...............................................................    3
THE CONTRACT IN BRIEF ...................................................    4
EXPENSE SUMMARY .........................................................    5
CONDENSED FINANCIAL INFORMATION .........................................    7
FINANCIAL STATEMENTS ....................................................    7
THE VARIABLE ACCOUNT AND THE FUNDS ......................................    8
THE FIXED ACCOUNT .......................................................   12
BUYING YOUR CONTRACT ....................................................   12
CHARGES .................................................................   13
VALUING YOUR INVESTMENT .................................................   16
MAKING THE MOST OF YOUR CONTRACT ........................................   17
WITHDRAWALS .............................................................   21
TSA - SPECIAL WITHDRAWAL PROVISIONS .....................................   21
CHANGING OWNERSHIP ......................................................   22
BENEFITS IN CASE OF DEATH ...............................................   22
THE ANNUITY PAYOUT PERIOD ...............................................   24
TAXES ...................................................................   26
VOTING RIGHTS ...........................................................   29
SUBSTITUTION OF INVESTMENTS .............................................   29
ABOUT THE SERVICE PROVIDERS .............................................   30
APPENDIX:
   CONDENSED FINANCIAL INFORMATION (UNAUDITED) ..........................   31
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ............   33

CORPORATE CONSOLIDATION

On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming did not have any adverse effect on the benefits under your contract.


2 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.

ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.

ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes, (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FIXED ACCOUNT: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o     Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax-deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refers to RiverSource Life Insurance Company.

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 3

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the fixed account and/or subaccounts under the variable account. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a withdrawal charge when you exchange out of your old contract and a new withdrawal charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits (see "Taxes - Qualified Annuities -Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our administrative office within the time stated on the first page of your contract and receive a full refund of the contract value. We will not deduct any charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate your purchase payments among any or all of:

o the subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts.
      (p. 8)

o the fixed account, which earns interest at a rate that we adjust periodically. There are restrictions on transfers from this account. (p. 12)

BUYING YOUR CONTRACT: We no longer offer new contracts. However, you have the option of making additional purchase payments to your contract. (p. 12)

o     MINIMUM ADDITIONAL PURCHASE PAYMENTS:

      $50 for Systematic Investment Plans (SIPs)
      $100 for all other payment plans

o     MAXIMUM TOTAL PURCHASE PAYMENTS*:

      $1,000,000 for issue ages through 85.
      $100,000 for issue ages 86 to 90.

* This limit applies in total to all RiverSource Life annuities that you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.

TRANSFERS: Subject to certain restrictions you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the accounts. Fixed account transfers are subject to special restrictions. (p. 17)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences. Certain other restrictions may apply. (p. 21)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 22)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 22)


4 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements of the qualified plan. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. (p. 24)

TAXES: Generally, income earned on your contract value grows tax-deferred until you make withdrawals or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differ. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 26)

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.

EXPENSE SUMMARY

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES:

WITHDRAWAL CHARGE

(Contingent deferred sales charge as a percentage of purchase payments withdrawn)


 YEARS FROM PURCHASE       WITHDRAWAL CHARGE
   PAYMENT RECEIPT           PERCENTAGE
   1                              8.5%
   2                              8.5%
   3                                8%
   4                               7%
   5                               5%
   6                               4%
   7                               2%
   Thereafter                      0%

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this annuity payout plan, you can elect to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.90% if assumed investment rate is 3.5% and 7.40% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate.

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value):

Variable account administrative charge          0.15%
Mortality and expense risk fee                  1.25%
Total annual variable account expenses          1.40%

OTHER ANNUAL EXPENSES

Annual contract administrative charge          $  30*

* We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 5

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS

(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                  MINIMUM   MAXIMUM
Total expenses before fee waivers and/or expense reimbursements    0.62%     1.26%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an on-going basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                     GROSS TOTAL
                                                                     MANAGEMENT   12b-1     OTHER       ANNUAL
                                                                        FEES      FEES    EXPENSES     EXPENSES
AIM V.I. Capital Appreciation Fund, Series I Shares                     0.61%       --%     0.29%       0.90%(1),(2)
AIM V.I. Core Equity Fund, Series I Shares                              0.60        --      0.27        0.87(1),(2)
AIM V.I. International Growth Fund, Series I Shares                     0.73        --      0.38        1.11(1)
The Dreyfus Socially Responsible Growth Fund, Inc., Initial Shares      0.75        --      0.06        0.81
Dreyfus Variable Investment Fund Disciplined Stock Portfolio,
  Initial Shares                                                        0.75        --      0.15        0.90
Dreyfus Variable Investment Fund Small Company Stock Portfolio,
  Initial Shares                                                        0.75        --      0.24        0.99(3)
Oppenheimer Global Securities Fund/VA                                   0.63        --      0.04        0.67(4)
Oppenheimer Main Street Fund/VA                                         0.65        --      0.02        0.67(4)
Oppenheimer Strategic Bond Fund/VA                                      0.69        --      0.02        0.71(4)
Putnam VT Growth and Income Fund - Class IB Shares                      0.49      0.25      0.05        0.79
Putnam VT International Growth and Income Fund - Class IB Shares        0.80      0.25      0.21        1.26
Putnam VT Vista Fund - Class IB Shares                                  0.65      0.25      0.09        0.99
RiverSource(SM) Variable Portfolio - Balanced Fund                      0.47      0.13      0.15        0.75(4),(5),(6)
RiverSource(SM) Variable Portfolio - Cash Management Fund               0.33      0.13      0.16        0.62(4),(5)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund              0.47      0.13      0.17        0.77(4),(5)
RiverSource(SM) Variable Portfolio - High Yield Bond Fund               0.59      0.13      0.17        0.89(4),(5)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund              0.55      0.13      0.14        0.82(4),(5),(6)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total annual expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization which occurred on May 1, 2006, the advisor for AIM V.I.
      Core Equity Fund has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales;
      (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Capital Appreciation Fund, Series I
      Shares and AIM V.I. Core Equity Fund, Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.


6 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

(3) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(4) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(5) The Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an on-going basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(6) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.04% for RiverSource(SM) Variable Portfolio - Balanced Fund and 0.02% for RiverSourceSM Variable Portfolio - Large Cap Equity Fund.

EXAMPLE:

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. This example assumes the maximum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on this assumption, your costs would be:

                                                        IF YOU DO NOT SURRENDER YOUR CONTRACT
              IF YOU SURRENDER YOUR CONTRACT           OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
        AT THE END OF THE APPLICABLE TIME PERIOD:     AT THE END OF THE APPLICABLE TIME PERIOD:
       1 YEAR      3 YEARS     5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
      $1,125.93   $1,646.48   $1,942.88   $3,054.82   $275.93   $846.48   $1,442.88   $3,054.82

MINIMUM EXPENSES. This example assumes the minimum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on this assumption, your costs would be:

                                                        IF YOU DO NOT SURRENDER YOUR CONTRACT
             IF YOU SURRENDER YOUR CONTRACT            OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
        AT THE END OF THE APPLICABLE TIME PERIOD:     AT THE END OF THE APPLICABLE TIME PERIOD:
       1 YEAR      3 YEARS     5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
      $1,060.33   $1,449.44   $1,614.37   $2,399.76   $210.33   $649.44   $1,114.37   $2,399.76

* In this example, the $30 contract administrative charge is approximated as a .032% charge based on our average contract size. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.

CONDENSED FINANCIAL INFORMATION

(Unaudited)

You can find unaudited condensed financial information for the subaccounts under the Appendix.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts in the SAI.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 7

THE VARIABLE ACCOUNT AND THE FUNDS

VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.

The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.

            We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


8 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

      The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

      The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

      Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

      o Compensating, training and educating investment professionals who sell the contracts.

      o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

      o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and investment professionals.

      o Providing sub-transfer agency and shareholder servicing to contract owners.

      o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

      o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

      o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

      o Subaccounting, transaction processing, recordkeeping and administration.

o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 9

YOU MAY ALLOCATE PAYMENTS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:

-----------------------------------------------------------------------------------------------------------------------------
INVESTING IN                   INVESTMENT OBJECTIVE AND POLICIES                                      INVESTMENT ADVISER
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital               Growth of capital. Invests principally in common stocks of             A I M Advisors, Inc.
Appreciation Fund,             companies likely to benefit from new or innovative products,
Series I Shares                services or processes as well as those with above-average growth and excellent prospects for future growth. The fund can invest up to 25% of its total assets in foreign securities that involve risks not associated with investing solely in the United States.
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity Fund,     Growth of capital. Invests normally at least 80% of its net assets,    A I M Advisors, Inc.
Series I Shares                plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities of established companies that have long-term above-average growth in earnings and dividends and growth companies that are believed to have the potential for above-average growth in earnings and dividends. The
                               Fund may invest up to 25% of its total assets in foreign securities.
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. International         Long-term growth of capital. Invests primarily in a diversified        A I M Advisors, Inc.
Growth Fund, Series I Shares   portfolio of international equity securities, whose issuers are considered to have strong earnings momentum. The fund may invest up to 20% of its total assets in security issuers located in
                               developing countries and in securities exchangeable for or convertible into equity securities of foreign companies.
-----------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially           Capital growth, with current income as a secondary goal. To pursue     The Dreyfus Corporation
Responsible Growth Fund,       these goals, the fund, under normal circumstances, invests at least
Inc., Initial Shares           80% of its assets in the common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund may invest in common stocks of foreign companies whose U.S. operations are evaluated in accordance with the social screens set forth above.
-----------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment    The portfolio seeks investment returns (consisting of capital          The Dreyfus Corporation
Fund Disciplined Stock         appreciation and income) that are greater than the total return
Portfolio, Initial Shares      performance of stocks represented by the Standard & Poor's 500
                               Composite Stock Price Index(R). To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks. The portfolio focuses on stocks of large-cap companies. The portfolio invests in growth and value stocks chosen through a disciplined investment process that combine computer modeling techniques, fundamental analysis and risk management. The portfolio's
                               investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the S&P 500(R).
-----------------------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment    The portfolio seeks capital appreciation. To pursue this goal, the     The Dreyfus Corporation
Fund Small Company Stock       portfolio normally invests at least 80% of its assets in
Portfolio, Initial Shares      small-capitalization companies. The portfolio may purchase securities of companies in initial public offerings (IPOs) or shortly thereafter. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global             Long-term capital appreciation. Invests mainly in common stocks of     OppenheimerFunds, Inc.
Securities Fund/VA             U.S. and foreign issuers that are "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street        Seeks high total return (which includes growth in value of its         OppenheimerFunds, Inc.
Fund/VA                        shares as well as current income) from equity and debt securities.
                               Invests mainly in common stocks of U.S. companies of different capitalization ranges, presently focusing on large-capitalization issuers. It also can buy debt securities, such as bonds and debentures, but does not currently emphasize these investments.
-----------------------------------------------------------------------------------------------------------------------------


10 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

-----------------------------------------------------------------------------------------------------------------------------
INVESTING IN                   INVESTMENT OBJECTIVE AND POLICIES                                      INVESTMENT ADVISER
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic          High level of current income principally derived from interest on      OppenheimerFunds, Inc.
Bond Fund/VA                   debt securities. Invests mainly in three market sectors: debt securities of foreign governments and companies, U.S. government securities, and lower-rated high yield securities of U.S. and foreign companies.

-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and           Seeks capital growth and current income. The fund pursues its goal     Putnam Investment
Income Fund -                  by investing mainly in common stocks of U.S. companies, with a         Management, LLC
Class IB Shares                focus on value stocks that offer the potential for capital growth, current income or both.

-----------------------------------------------------------------------------------------------------------------------------
Putnam VT International        Seeks capital growth. Current income is a secondary objective. The     Putnam Investment
Growth and Income Fund -       fund pursues its goal by investing mainly in common stocks of          Management, LLC
Class IB Shares                companies outside the United States with a focus on value stocks that offer the potential for income.

-----------------------------------------------------------------------------------------------------------------------------
Putnam VT Vista Fund -         Seeks capital appreciation. The fund pursues its goal by investing     Putnam Investment
Class IB Shares                mainly in common stocks of U.S. companies, with a focus on growth      Management, LLC
                               stocks.

-----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Maximum total investment return through a combination of capital       RiverSource Investments
Portfolio - Balanced Fund      growth and current income. Invests primarily in a combination of common and preferred stocks, bonds and other debt securities. Under normal market conditions, at least 50% of the Fund's total assets are invested in common stocks and no less than 25% of the Fund's total assets are invested in debt securities. The Fund may invest up to 25% of its total assets in foreign investments.

-----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Maximum current income consistent with liquidity and stability of      RiverSource Investments
Portfolio - Cash               principal. Invests primarily in money market instruments, such as
Management Fund                marketable debt obligations issued by corporations or the U.S.
                               government or its agencies, bank certificates of deposit, bankers'
                               acceptances, letters of credit, and commercial paper, including asset-backed commercial paper.

-----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High level of current income while attempting to conserve the value    RiverSource Investments
Portfolio - Diversified        of the investment and continuing a high level of income for the
Bond Fund                      longest period of time. Under normal market conditions, the Fund invests at least 80% of its net assets in bonds and other debt securities. At least 50% of the Fund's net assets will be invested in securities like those included in the Lehman Brothers Aggregate
                               Bond Index (Index), which are investment grade and denominated in
                               U.S. dollars. The Index includes securities issued by the U.S.
                               government, corporate bonds, and mortgage- and asset-backed securities. Although the Fund emphasizes high- and medium-quality debt securities, it will assume some credit risk to achieve higher yield and/or capital appreciation by buying lower-quality (junk)
                               bonds.

-----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           High current income, with capital growth as a secondary objective.     RiverSource Investments
Portfolio - High Yield         Under normal market conditions, the Fund invests at least 80% of
Bond Fund                      its net assets in high-yielding, high-risk corporate bonds (junk bonds) issued by U.S. and foreign companies and governments.

-----------------------------------------------------------------------------------------------------------------------------
RiverSource Variable           Long-term growth of capital. Under normal market conditions, the       RiverSource Investments
Portfolio - Large Cap          Fund invests at least 80% of its net assets in equity securities of
Equity Fund                    companies with market capitalization greater than $5 billion at the time of purchase. The Fund may also invest in income-producing equity securities and preferred stocks.

-----------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 11

THE FIXED ACCOUNT

You also may allocate purchase payments or transfer contract value to the fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the fixed account increases as we credit interest to the account. Purchase payments and transfers to the fixed account become part of our general account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment and transfer to the fixed account is guaranteed for one year. Thereafter we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and the RiverSource Life's revenues and expenses.

Interest in the fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Contract --Transfer policies" for restrictions on transfers involving the fixed account.)

BUYING YOUR CONTRACT

New contracts are not currently being offered.

As the owner, you have all rights and may receive all benefits under the contract. You can own a qualified or nonqualified annuity. Generally, you can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or be the annuitant if you are 90 or younger.

When you applied, you selected:

o     the fixed account and/or subaccounts in which you wanted to invest;

o     how you wanted to make purchase payments;

o the date you wanted to start receiving annuity payouts (the retirement date);

o     a death benefit option; and

o     a beneficiary.

The contract provides for allocation of purchase payments to the subaccounts and/or to the fixed account in even 1% increments.

We applied your purchase payments to the fixed account and subaccounts you selected within two business days after we received it at our administrative office. However, we will credit additional purchase payments you make to your accounts on the valuation date we received them. If we receive an additional purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a Systematic Investment Plan (SIP). Then, to begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.

THE RETIREMENT DATE

Annuity payouts are to begin on the retirement date. When we processed your application, we established the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the retirement date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, the retirement date must be:

o     no earlier than the 60th day after the contract's effective date; and

o no later than the annuitant's 85th birthday, or the tenth contract anniversary, if purchased after age 75.

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, to comply with IRS regulations, the retirement date generally must be:

o for IRAs by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).


12 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

If you satisfy your required RMDs in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later, or a date that has been agreed to by us.

Contract owners of IRAs and TSAs may also be able to satisfy RMDs using other IRAs or TSAs, and in that case, may delay the annuity payout start date for this contract.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date while the contract is in force and before annuity payouts begin. If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

MINIMUM ADDITIONAL PURCHASE PAYMENTS:

$50 for SIPs
$100 for regular purchase payments

MAXIMUM TOTAL PURCHASE PAYMENTS*:

$1,000,000 for issue ages through 85 (without prior approval).
$100,000 for issue ages 86 to 90 (without prior approval).

* This limit applies in total to all RiverSource Life annuities that you own. We reserve the right to waive or increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to our administrative office:

RIVERSOURCE LIFE INSURANCE COMPANY
829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary or, if earlier, when the contract is fully withdrawn. We prorate this charge among the subaccounts and the fixed account in the same proportion your interest in each account bears to your total contract value. We will waive this charge when your contract value, or total purchase payments less any payments withdrawn, is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge this fee daily to the subaccounts. The unit values of your subaccounts reflect this fee and it totals 1.25% of their average daily net assets on an annual basis. This fee covers the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 13

Expense risk arises because we cannot increase the contract administrative charge or variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed in the following paragraphs, will cover sales and distribution expenses.

WITHDRAWAL CHARGE

If you withdraw part or all of your contract, you may be subject to a withdrawal charge. We calculate the withdrawal charge by drawing from your total contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 15% of your prior anniversary contract value. (We consider your initial purchase payment to be the prior anniversary contract value during the first contract year.) We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the annual 15% free withdrawal amount described above. Contract earnings equal contract value less purchase payments received and not previously withdrawn. We do not assess a withdrawal charge on contract earnings.

NOTE: We determine contract earnings by looking at the entire contract value, not the earnings of any particular subaccount or the fixed account.

3. Next, we withdraw purchase payments we received eight or more years before the withdrawal and not previously withdrawn. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received in the seven years before the withdrawal on a "first-in, first-out" (FIFO) basis. There is a withdrawal charge on these payments. We determine your withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage, and then totaling the withdrawal charges.

The withdrawal charge percentage depends on the number of years since you made the payments withdrawn.

YEARS FROM PURCHASE   WITHDRAWAL CHARGE
  PAYMENT RECEIPT        PERCENTAGE
     1                      8.5%
     2                      8.5
     3                        8
     4                        7
     5                        5
     6                        4
     7                        2
     Thereafter               0

For a partial withdrawal that is subject to a withdrawal charge, the amount deducted for the withdrawal charge will be a percentage of the total amount withdrawn. We will deduct the charge from the value remaining after we pay you the amount you requested.

EXAMPLE: Assume you request a withdrawal of $1,000 and there is a 7% withdrawal charge. The withdrawal charge is $75.26 for a total withdrawal amount of $1,075.26. This charge represents 7% of the total amount withdrawn and we deduct it from the contract value remaining after we pay you the $1,000 you requested.

WITHDRAWAL CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED
PERIOD: Under this payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.90% if the assumed investment rate is 3.5% and 7.40% if the assumed investment rate is 5%. The withdrawal charge is equal to the difference in discount values using the above discount rates and the assumed investment rate.


14 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

WITHDRAWAL CHARGE CALCULATION EXAMPLE

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with this history:

o The contract date is July 1, 2000 with a contract year of July 1 through June 30 and with an anniversary date of July 1 each year; and

o     We received these payments:

      --    $10,000 July 1, 2000;

      --    $8,000 Dec. 31, 2005;

      --    $6,000 Feb. 20, 2008; and

o The owner withdraws the contract for its total withdrawal value of $38,101 on Aug. 5, 2010 and had not made any other withdrawals during that contract year; and

o     The prior anniversary July 1, 2010 contract value was $38,488.

WITHDRAWAL CHARGE   EXPLANATION
      $   0         $5,773.20 is 15% of the prior anniversary contract value withdrawn without withdrawal charge; and
          0         $8,327.80 is contract earnings in excess of the 15% free withdrawal amount withdrawn without withdrawal charge; and
          0         $10,000 July 1, 2000 payment was received eight or more years before withdrawal and is withdrawn without withdrawal charge; and
        400         $8,000 Dec. 31, 2005 payment is in its fifth year from receipt, withdrawn with a 5% withdrawal charge; and
        480         $6,000 Feb. 20, 2008 payment is in its third year from receipt withdrawn with a 8% withdrawal charge.
     ------
      $ 880

WAIVER OF WITHDRAWAL CHARGE

We do not assess withdrawal charges for:

o withdrawals during the year totaling the greater of 15% of your prior contract anniversary contract value or contract earnings;

o required minimum distributions from a qualified annuity (for those amounts required to be distributed from the contract described in this prospectus);

o     contracts settled using an annuity payout plan;

o     death benefits;

o withdrawals you make under your contract's "Waiver of Withdrawal Charges" provision. To the extent permitted by state law, your contract will include this provision when the owner and annuitant are under age 76 on the date we issue the contract. We will waive withdrawal charges that normally are assessed upon full or partial withdrawal if you provide proof satisfactory to us that, as of the date you request the withdrawal, you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. (See your contract for additional conditions and restrictions on this waiver); and

o to the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectus for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was sold. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 15

VALUING YOUR INVESTMENT

We value your accounts as follows:

FIXED ACCOUNT

We value the amounts you allocated to the fixed account directly in dollars. The fixed account value equals:

o the sum of your purchase payments and transfer amounts allocated to the fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out; and

o     minus any prorated contract administrative charge.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal, transfer amounts out of a subaccount or we assess a contract administrative charge, or a withdrawal charge.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses. Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each variable subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges; and/or

o the deduction of a prorated portion of the contract administrative charge.

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and/or

o mortality and expense risk fee and the variable account administrative charge.


16 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the fixed account to one or more subaccounts. You also can obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                           NUMBER
By investing an equal number                     AMOUNT    ACCUMULATION   OF UNITS
of dollars each month ...               MONTH   INVESTED    UNIT VALUE    PURCHASED
                                         Jan      $100        $20            5.00
you automatically buy                    Feb       100         18            5.56
more units when the                      Mar       100         17            5.88
per unit market price is low ... --->    Apr       100         15            6.67
                                         May       100         16            6.25
                                         Jun       100         18            5.56
and fewer units                          Jul       100         17            5.88
when the per unit                        Aug       100         19            5.26
market price is high. -------------->    Sept      100         21            4.76
                                         Oct       100         20            5.00

You paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

ASSET ALLOCATION

You can ask us in writing to have the subaccount portion of your contract value allocated according to the percentages (in whole percentage amounts) that you choose. We automatically will rebalance this subaccount portion of your contract value either quarterly, semi-annually or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, to the fixed account, to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the fixed account.

The date your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. We may suspend or modify transfer privileges at any time.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 17

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT INVEST IN A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES.


18 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the fixed account at any time. However, if you made a transfer from the fixed account to the subaccounts, you may not make a transfer from any subaccount back to the fixed account for six months following that transfer.

o You may transfer contract values from the fixed account to the subaccounts on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). The transfer from the fixed account to the subaccounts will be effective on the valuation date we receive it.

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the fixed account to the subaccounts will be effective on the valuation date we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o Once annuity payouts begin, you may not make transfers to or from the fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 19

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or withdrawal to our administrative office:

RIVERSOURCE LIFE INSURANCE COMPANY
829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or withdrawals:    $500 or entire account balance

MAXIMUM AMOUNT

Transfers or withdrawals:    Contract value or the entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax withholding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers or partial withdrawals among your subaccounts or fixed account.

You can start or stop this service by written request or other method acceptable to us. You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers may not exceed an amount that, if continued, would deplete the fixed account or subaccounts from which you are transferring within 12 months.

o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT

Transfers or withdrawals:    $100 monthly
                             $250 quarterly, semiannually or annually

MAXIMUM AMOUNT

Transfers or withdrawals:    Contract value (except for automated transfers
                             from the fixed account)

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:

1-800-333-3437

MINIMUM AMOUNT

Transfers or withdrawals:    $500 or entire account balance

MAXIMUM AMOUNT

Transfers:                   Contract value or entire account balance
Withdrawals:                 $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.


20 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay contract charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefits will be reduced. In addition, withdrawals you are required to take to satisfy RMDs under the Code may reduce the value of certain death benefits (see "Taxes - Qualified Annuities - Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts and/or the fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you.

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      --    trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.

TSA - SPECIAL WITHDRAWAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

      --    you are at least age 59 1/2;

      --    you are disabled as defined in the Code;

      -- you severed employment with the employer who purchased the contract; or

      --    the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 21

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in similar capacity, ownership of the contract may be transferred to the annuitant.

BENEFITS IN CASE OF DEATH

There are two death benefit options under this contract. If both you and the annuitant are under age 76 on the contract date, you could elect either Option A or Option B in your application. If either you or the annuitant are age 76 or older on the contract date, Option B will apply. We show the option that applies in your contract.

Under either option, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant. Other rules apply to qualified annuities (see "Taxes").

OPTION A

We will pay the beneficiary the greatest of:

1.    the contract value; or

2.    the total purchase payments paid less "adjusted partial withdrawals;" or

3. the "maximum anniversary value" immediately preceding the date of death increased by the dollar amount of any payments since that anniversary and reduced by any "adjusted partial withdrawals" since that anniversary.

MAXIMUM ANNIVERSARY VALUE: Each contract anniversary prior to the earlier of your or the annuitant's 81st birthday, we calculate the anniversary value which is the greater of:

      (a)   the contract value on that anniversary; or

      (b) total payments made to the contract minus "adjusted partial withdrawals."

The "maximum anniversary value" is equal to the greatest of these anniversary values.

After your or the annuitant's 81st birthday, the death benefit continues to be the death benefit value as of that date, plus any subsequent payments and minus any "adjusted partial withdrawals."

OPTION B

We will pay the beneficiary the greatest of:

1.    the contract value; or

2.    the total purchase payments paid less "adjusted partial withdrawals;" or

3. the maximum fifth year anniversary value immediately preceding the date of death increased by the dollar amount of any payments since that fifth anniversary and reduced by any "adjusted partial withdrawals" since that fifth anniversary.

MAXIMUM FIFTH YEAR ANNIVERSARY VALUE: Each fifth contract anniversary prior to the earlier of your or the annuitant's 86th birthday, we calculate the fifth year anniversary value which is the greater of:

      (a)   the contract value on that anniversary; or

      (b) total payments made to the contract minus "adjusted partial withdrawals."

The "maximum fifth year anniversary value" is equal to the greatest of these fifth year anniversary values.

After your or the annuitant's 86th birthday, the death benefit continues to be the death benefit value as of that date, plus any subsequent payments and minus any "adjusted partial withdrawals."

ADJUSTED PARTIAL WITHDRAWALS: Under either Option A or Option B, we calculate "adjusted partial withdrawals" for each partial withdrawal as the product of
(a) times (b) where:

      (a) is the ratio of the amount of the partial withdrawal (including any applicable withdrawal charge) to the contract value on the date of (but prior to) the partial withdrawal; and

      (b) is the death benefit on the date of (but prior to) the partial withdrawal.


22 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

EXAMPLE:

OPTION A

o     You purchase the contract with a payment of $20,000 on Jan. 1, 2000.

o On Jan. 1, 2001 (the first contract anniversary) the contract value grows to $24,000.

o On March 1, 2001 the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

We calculate the death benefit on March 1, 2001 as follows:
      The highest contract value on any prior contract anniversary:          $ 24,000.00
      plus any purchase payments paid since that anniversary:                      +0.00
      less any "adjusted partial withdrawal" taken since that anniversary, calculated as:

        $1,500 x $24,000
        ----------------                                                  =    -1,636.36
             $22,000                                                         -----------

      for a death benefit of:                                                $ 22,363.64


EXAMPLE:

OPTION B

o     You purchase the contract with a payment of $20,000 on Jan. 1, 2000.

o On Jan. 1, 2005 (the fifth contract anniversary) the contract value grows to $35,000.

o On March 1, 2006 the contract value falls to $32,000, at which point the you take a $1,500 partial withdrawal, leaving a contract value of $30,500.

We calculate the death benefit on March 1, 2006 as follows:
      The highest contract value on any prior contract anniversary:          $ 35,000.00
      plus any purchase payments paid since that anniversary:                     + 0.00
      less any "adjusted partial withdrawal" taken since that anniversary, calculated as:

        $1,500 x $35,000
        ----------------                                                  =    -1,640.63
             $32,000                                                         -----------

      for a death benefit of:                                                $ 33,359.37

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force.

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 23

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payments begin. If your spouse elects to assume ownership of the contract.

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout, or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after your death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below except under annuity payout plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest.

Amounts of fixed and variable payouts depend on:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract --Transfer policies."

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest rate results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.


24 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us.

o PLAN A: LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B: LIFE ANNUITY WITH FIVE, TEN OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C: LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o     PLAN D:

      -- JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

      -- JOINT AND LAST SURVIVOR LIFE ANNUITY WITH 20 YEARS CERTAIN: We make monthly annuity payouts during the lifetime of the annuitant and joint annuitant. When either annuitant or joint annuitant dies, we will continue to make monthly payouts during the lifetime of the survivor. If the survivor dies before we have made payouts for 20 years, we continue to make payouts to the named beneficiary for the remainder of the 20-year period which begins when the first annuity payout is made.

o PLAN E: PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 5.90% and 7.40% depending on the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

o in equal or substantially equal payments over a period not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary; or

o over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you allocated to the fixed account will provide fixed dollar payouts and contract values that you allocated among the subaccounts will provide variable annuity payouts.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUT BEGINS: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 25

TAXES

Generally, under current law, your contract has a tax deferral feature. This means any increase in the value of the fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified annuity before your annuity payouts begin, your withdrawal will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds the investment in the contract.

You also may have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payout. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return..

If the payout is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver the payout outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of non-natural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first contract anniversary.


26 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age
70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits and optional riders to increase. RMDs may reduce the value of certain death benefits. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to federal withholding described above. If this should be the case, we may deduct state withholding from the payment.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 27

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     because of your death;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o if the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs only); or

o     to pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments from the qualified annuity. If you make non-deductible contributions to a traditional IRA, the portion of any distribution from the contract that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

COLLATERAL ASSIGNMENT: You may not collaterally assign or pledge your qualified contract.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.

TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.


28 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 29

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors) serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

RiverSource Distributors distributes the contracts through unaffiliated broker-dealers ("selling firms") and their investment professionals. The selling firms have entered into distribution agreements with us and RiverSource Distributors for the offer and sale of the contracts.

Under the selling agreements, RiverSource Distributors pays commissions to the selling firms or their affiliated insurance agencies. Some selling firms may elect to receive a lower commission when a purchase payment is made along with a quarterly payment based on contract value for so long as the contract remains in effect. Selling firms may be required to return compensation under certain circumstances. Commissions paid to selling firms as a percentage of purchase payments will not be more than 9.00% of the purchase payments we receive on the contracts. These commissions do not change depending on which subaccounts you choose to allocate your purchase payments.

From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives in cash or credit or other compensation.

A portion of the payments made to the selling firm may be passed on to their investment professionals in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a contract.

We intend to recoup a portion of the commissions and other distribution expenses we pay through certain fees and charges described in this prospectus (see "Expense Summary") including, for example, the mortality and expense risk charges and withdrawal charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "Expense Summary - Annual Operating Expenses of the Funds") that certain funds charge to help us pay commissions and other costs of distributing the policies.

ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.


30 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

APPENDIX: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of each subaccount. The date in which operations commenced in each price level is noted in parentheses.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                2005     2004     2003     2002     2001      2000    1999    1998    1997  1996
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION FUND, SERIES I SHARES (8/26/1999)
Accumulation unit value at beginning of period   $ 0.95  $  0.91  $  0.71  $  0.95  $  1.26  $   1.43  $ 1.00      --      --    --
Accumulation unit value at end of period         $ 1.02  $  0.95  $  0.91  $  0.71  $  0.95  $   1.26  $ 1.43      --      --    --
Number of accumulation units outstanding
at end of period (000 omitted)                    2,133    2,822    2,936    3,287    4,269     3,037      57      --      --    --
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. INTERNATIONAL GROWTH FUND, SERIES I SHARES (10/30/1997)
Accumulation unit value at beginning of period   $ 1.26  $  1.03  $  0.81  $  0.97  $  1.29  $   1.77  $ 1.16  $ 1.02  $ 1.00    --
Accumulation unit value at end of period         $ 1.46  $  1.26  $  1.03  $  0.81  $  0.97  $   1.29  $ 1.77  $ 1.16  $ 1.02    --
Number of accumulation units outstanding
at end of period (000 omitted)                    1,766    2,223    2,748    2,968    3,616     3,510   3,074     866      57    --
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (10/30/1997)
Accumulation unit value at beginning of period   $ 1.10  $  1.06  $  0.86  $  1.25  $  1.45  $   1.72  $ 1.34  $ 1.03  $ 1.00    --
Accumulation unit value at end of period         $ 1.15  $  1.10  $  1.06  $  0.86  $  1.25  $   1.45  $ 1.72  $ 1.34  $ 1.03    --
Number of accumulation units outstanding
at end of period (000 omitted)                    6,624    7,985    9,246   10,223   11,706    11,388   5,638   1,779      66    --

* AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC., INITIAL SHARES (8/26/1999)
Accumulation unit value at beginning of period   $ 0.75  $  0.72  $  0.58  $  0.82  $  1.08  $   1.23  $ 1.00      --      --    --
Accumulation unit value at end of period         $ 0.77  $  0.75  $  0.72  $  0.58  $  0.82  $   1.08  $ 1.23      --      --    --
Number of accumulation units outstanding
at end of period (000 omitted)                      419      461      433      431      434       423     123      --      --    --
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND DISCIPLINED STOCK PORTFOLIO, INITIAL SHARES (8/26/1999)
Accumulation unit value at beginning of period   $ 0.86  $  0.81  $  0.66  $  0.87  $  1.02  $   1.13  $ 1.00      --      --    --
Accumulation unit value at end of period         $ 0.90  $  0.86  $  0.81  $  0.66  $  0.87  $   1.02  $ 1.13      --      --    --
Number of accumulation units outstanding
at end of period (000 omitted)                      298      428      588      666      725       843     135      --      --    --
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND SMALL COMPANY STOCK PORTFOLIO, INITIAL SHARES (8/26/1999)
Accumulation unit value at beginning of period   $ 1.55  $  1.32  $  0.94  $  1.19  $  1.22  $   1.14  $ 1.00      --      --    --
Accumulation unit value at end of period         $ 1.54  $  1.55  $  1.32  $  0.94  $  1.19  $   1.22  $ 1.14      --      --    --
Number of accumulation units outstanding
at end of period (000 omitted)                       10       17       18       20       20        20       1      --      --    --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA (8/26/1999)
Accumulation unit value at beginning of period   $ 1.64  $  1.40  $  0.99  $  1.29  $  1.49  $   1.44  $ 1.00      --      --    --
Accumulation unit value at end of period         $ 1.85  $  1.64  $  1.40  $  0.99  $  1.29  $   1.49  $ 1.44      --      --    --
Number of accumulation units outstanding
at end of period (000 omitted)                      166      219      151      154      158       155       1      --      --    --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET FUND/VA (8/26/1999)
Accumulation unit value at beginning of period   $ 0.95  $  0.88  $  0.71  $  0.88  $  0.99  $   1.10  $ 1.00      --      --    --
Accumulation unit value at end of period         $ 0.99  $  0.95  $  0.88  $  0.71  $  0.88  $   0.99  $ 1.10      --      --    --
Number of accumulation units outstanding
at end of period (000 omitted)                      449      560      465      538      591       680      34      --      --    --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA (8/26/1999)
Accumulation unit value at beginning of period   $ 1.43  $  1.34  $  1.15  $  1.08  $  1.05  $   1.04  $ 1.00      --      --    --
Accumulation unit value at end of period         $ 1.45  $  1.43  $  1.34  $  1.15  $  1.08  $   1.05  $ 1.04      --      --    --
Number of accumulation units outstanding
at end of period (000 omitted)                      276      275      247      268      238       268      44      --      --    --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at beginning of period   $ 1.28  $  1.16  $  0.93  $  1.16  $  1.26  $   1.18  $ 1.18  $ 1.00      --    --
Accumulation unit value at end of period         $ 1.32  $  1.28  $  1.16  $  0.93  $  1.16  $   1.26  $ 1.18  $ 1.18      --    --
Number of accumulation units outstanding
at end of period (000 omitted)                    4,185    4,645    5,239    5,706    6,280     6,616   4,302     239      --    --
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 31

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                               2005     2004     2003     2002     2001      2000    1999    1998    1997   1996
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND - CLASS IB SHARES (8/26/1999)
Accumulation unit value at beginning of period  $ 1.16  $  0.97  $  0.72  $  0.84  $  1.08  $   1.08  $ 1.00      --      --     --
Accumulation unit value at end of period        $ 1.31  $  1.16  $  0.97  $  0.72  $  0.84  $   1.08  $ 1.08      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                       8        7        7       42       55       174       7      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VISTA FUND - CLASS IB SHARES (8/26/1999)
Accumulation unit value at beginning of period  $ 0.96  $  0.82  $  0.63  $  0.92  $  1.40  $   1.48  $ 1.00      --      --     --
Accumulation unit value at end of period        $ 1.07  $  0.96  $  0.82  $  0.63  $  0.92  $   1.40  $ 1.48      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                     851      922      951      888      782       403       1      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period  $ 1.93  $  1.79  $  1.51  $  1.76  $  1.99  $   2.07  $ 1.83  $ 1.60  $ 1.36  $1.18
Accumulation unit value at end of period        $ 1.98  $  1.93  $  1.79  $  1.51  $  1.76  $   1.99  $ 2.07  $ 1.83  $ 1.60  $1.36
Number of accumulation units outstanding
at end of period (000 omitted)                   3,221    4,136    5,043    5,336    6,404     6,779   5,985   4,684   2,944  1,546
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period  $ 1.24  $  1.25  $  1.26  $  1.26  $  1.24  $   1.18  $ 1.15  $ 1.11  $ 1.07  $1.03
Accumulation unit value at end of period        $ 1.26  $  1.24  $  1.25  $  1.26  $  1.26  $   1.24  $ 1.18  $ 1.15  $ 1.11  $1.07
Number of accumulation units outstanding
at end of period (000 omitted)                   6,630    7,059    5,254    8,572    8,409     4,421     941     749     231    241

* The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were 2.20% and
  2.22%, respectively.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period  $ 1.62  $  1.58  $  1.53  $  1.47  $  1.38  $   1.33  $ 1.33  $ 1.33  $ 1.24  $1.17
Accumulation unit value at end of period        $ 1.63  $  1.62  $  1.58  $  1.53  $  1.47  $   1.38  $ 1.33  $ 1.33  $ 1.33  $1.24
Number of accumulation units outstanding
at end of period (000 omitted)                   8,279    9,515    7,119    7,272    8,923     9,498   8,127   5,689   2,544  1,377
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND (8/26/1999)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - HIGH YIELD BOND FUND)
Accumulation unit value at beginning of period  $ 1.16  $  1.05  $  0.85  $  0.93  $  0.90  $   1.00  $ 1.00      --      --     --
Accumulation unit value at end of period        $ 1.19  $  1.16  $  1.05  $  0.85  $  0.93  $   0.90  $ 1.00      --      --     --
Number of accumulation units outstanding
at end of period (000 omitted)                   3,380    3,074    2,699    2,403    5,449       556       8      --      --     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (10/29/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at beginning of period  $ 1.22  $  1.20  $  0.98  $  1.27  $  1.54  $   1.72  $ 1.32  $ 1.05  $ 1.00     --
Accumulation unit value at end of period        $ 1.22  $  1.22  $  1.20  $  0.98  $  1.27  $   1.54  $ 1.72  $ 1.32  $ 1.05     --
Number of accumulation units outstanding
at end of period (000 omitted)                   3,748    4,250    4,512    3,938    4,237     3,717   2,141   1,108      69     --

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
  Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------


32 RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts ...........................................   p. 3
Rating Agencies .......................................................   p. 4
Revenues Received During Calendar Year 2005 ...........................   p. 4
Principal Underwriter .................................................   p. 5
Independent Registered Public Accounting Firm .........................   p. 5
Condensed Financial Information (Unaudited) ...........................   p. 6
Financial Statements


RIVERSOURCE PLATINUM VARIABLE ANNUITY - PROSPECTUS 33

RIVERSOURCE [LOGO](SM)
         ANNUITIES

RiverSource Life Insurance Company
829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437

          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

           (C) 2007 Ameriprise Financial, Inc. All rights reserved.

43415 K (1/07)

PART B.

The combined Statement of Additional Information and Financial Statements for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account) dated Jan. 2, 2007 filed electronically with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM)
Variable Annuity, on or about Jan 2, 2007, is incorporated by reference.

PART C.

Item 24. Financial Statements and Exhibits

(a)  Financial Statements included in Part B of this Registration Statement:

     American Enterprise Variable Annuity Account (name subsequently changed to RiverSource Variable Annuity Account)
         Report of Independent Registered Public Accounting Firm dated March 31, 2006
         Statements of Assets and Liabilities for the year ended Dec. 31, 2005 Statements of Operations for the year ended Dec. 31, 2005
         Statements of Changes in Net Assets for the two years ended Dec. 31,
         2005
         Notes to Financial Statements

     IDS Life Insurance Company (name subsequently changed to RiverSource Life Insurance Company)
         Report of Independent Registered Public Accounting Firm dated March 31, 2006
         Consolidated Statements of Assets and Liabilities the two years ended Dec. 31, 2005
         Consolidated Statements of Operations for the three years ended
         Dec. 31, 2005
         Consolidated Statements of Changes in Net Assets for the three years ended Dec. 31, 2005
         Notes to Consolidated Financial Statements

(b)  Exhibits:

1.1 Resolution of the Executive Committee of the Board of Directors of American Enterprise Life establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as
         Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

1.2 Resolution of the Board of Directors of American Enterprise Life establishing 37 additional subaccounts within the separate account dated June 29, 1999, filed electronically as Exhibit 1.2 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777, filed on or about July 8, 1999, is incorporated herein by reference.

1.3 Unanimous Written Consent of the Board of Directors in Lieu of a Meeting for IDS Life Insurance Company, adopted December 8, 2006 for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed electronically as Exhibit 27(a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is herein incorporated by reference.

2.       Not applicable.

3.1 Form of Principal Underwriter Agreement for RiverSource Life Insurance Company Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan 2, 2007, is incorporated by reference.

4.1 Form of Deferred Annuity Contract (form 43410), filed electronically as Exhibit 4.1 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777, filed on or about July 8, 1999, is incorporated herein by reference.

4.2 Form of Roth IRA Endorsement (form 43353), filed as Exhibit 4.2 to the American Enterprise Variable Annuity Account Registration Statement No. 333-67595, filed on or about November 20, 1998, is incorporated herein by reference.

4.3      Form of SEP-IRA Endorsement (form 43412), filed electronically as
         Exhibit 4.3 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777, filed on or about July 8, 1999, is incorporated herein by reference.

4.4 Form of Traditional and SEP IRA Endorsement (form 272108) filed electronically as Exhibit 4.11 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297 on or about Jan. 30, 2003, is incorporated by reference.

4.5      Form of Roth IRA Endorsement (form 272109) filed electronically as
         Exhibit 4.12 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 210 to Registration Statement No. 333-92297 on or about Jan. 30, 2003, is incorporated by reference.

4.6      Form of TSA Endorsement - AEL (form 272865) filed electronically as
         Exhibit 4.31 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.7 Form of 401 Plan Endorsement - AEL (form 272866) filed electronically as Exhibit 4.33 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

5. Form of Variable Annuity Application (form 43411), filed electronically as Exhibit 5 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777, filed on or about July 8, 1999, is incorporated herein by reference.

6.1 Certificate of Incorporation of IDS Life dated July 24, 1957, filed electronically as Exhibit 6.1 to IDS Life Variable Account 10's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

6.2 Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

6.3 Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

7.       Not applicable.

8.1(a) Copy of Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, dated January 16, 1995, filed electronically as Exhibit 8.2 to Post-Effective Amendment No. 2 to Registration Statement No. 33-54471, is incorporated herein by reference.

8.1(b) Form of Amendment 4 to Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company dated June 15, 1999, filed electronically as
         Exhibit 8.1(b) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777, filed on or about July 8, 1999, is incorporated herein by reference.

8.2(a) Copy of Participation Agreement among Oppenheimer Trust and American Enterprise Life Insurance Company, dated October 30, 1997, filed electronically as Exhibit 8.4 to Post-Effective Amendment No. 10 to Registration Statement No. 33-54471, is incorporated herein by reference.

8.2(b) Copy of Amendment 1 to Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and American Enterprise Life Insurance Company dated June 15, 1999, filed electronically as Exhibit 8.2(b) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777, filed on or about July 8, 1999, is incorporated herein by reference.

8.3 Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.4 Copy of Fund Participation Agreement dated May 1, 2006, by and among American Enterprise Life Insurance Company, IDS Life Insurance Company, The Dreyfus Corporation, Dreyfus Variable Investment Fund, and Dreyfus Investment Portfolios filed electronically as Exhibit 8.7 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.5 Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as
         Exhibit 27(h)(16) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered, is filed electronically herewith.

10. Consent of Independent Registered Public Accounting Firm for RiverSource Platinum(SM) Variable Annuity is filed electronically herewith.

11.      None.

12.      Not applicable.

13.1 Power of Attorney to sign Amendment to this Registration Statement, dated Jan. 2, 2007 is filed electronically herein.

14.      Not applicable.

Item 25. Directors and Officers of the Depositor (RiverSource Life Insurance
----------------------------------------------------------------------------
Company (previously IDS Life Insurance Company)
----------------------------------------------

Name                    Principal Business Address*    Position and Offices with Depositor
------------------------------------------------------ ----------------------------------------
Neysa M. Alecu                                         Anti-Money Laundering Officer

Gumer C. Alvero                                        Director and Executive Vice President
                                                       - Annuities

Timothy V. Bechtold                                    Director and President

Kent M. Bergene                                        Vice President - Affiliated Investments

Walter S. Berman                                       Vice President and Treasurer

Richard N. Bush                                        Senior Vice President - Corporate Tax

Pat H. Carey                                           Vice President-Fund Relations

Charles R. Caswell                                     Reinsurance Officer

Jim Hamalainen                                         Vice President - Investments

Timothy J. Masek                                       Vice President - Investments

Michelle M. Keeley                                     Vice President - Investments

Brian J. McGrane                                       Director, Executive Vice President
                                                       and Chief Financial Officer

Thomas R. Moore                                        Secretary

Thomas W. Murphy                                       Vice President - Investments

Benji Orr                                              Deputy Anti-Money Laundering Officer

Kevin E. Palmer                                        Director, Vice President and Chief Actuary

Julie A. Ruether                                       Chief Compliance Officer - Separate Accounts
                                                       and Assistant Secretary

Mark E. Schwarzmann                                    Director, Chairman of the Board
                                                       and Chief Executive Officer

Heather M. Somers                                      Assistant General Counsel and Assistant Secretary

Bridget M. Sperl                                       Executive Vice President - Client
                                                       Service

David K. Stewart                                       Vice President and Controller

* Unless otherwise noted, the business address is 70100 Amerprise Financial Center,
  Minneapolis, MN 55474.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

Ameriprise Financial Services Inc.                                                        Delaware
            American Express Financial Advisors Japan Inc.                                Delaware
            American Express Management Company S.A.                                      Luxembourg
Ameriprise Trust Company                                                                  Minnesota
IDS Life Insurance Company                                                                Minnesota
            IDS REO 1, LLC                                                                Minnesota
            IDS REO 2, LLC                                                                Minnesota
            American Partners Life Insurance Company                                      Arizona
            IDS Life Insurance Company of New York                                        New York
            American Enterprise Life Insurance Company                                    Indiana
                       American Enterprise REO 1, LLC                                     Minnesota
            American Centurion Life Assurance Company                                     New York
            RiverSource Tax Advantaged Investments, Inc.                                  Delaware
                       AEXP Affordable Housing Portfolio LLC                              Delaware
Ameriprise Certificate Company                                                            Delaware
            Investors Syndicate Development Corp.                                         Nevada
            American Express International Deposit Company                                Cayman Islands
American Express Insurance Agency of Alabama Inc.                                         Alabama
American Express Insurance Agency of Arizona Inc.                                         Arizona
American Express Insurance Agency of Idaho Inc.                                           Idaho
American Express Insurance Agency of Indiana Inc.                                         Indiana
American Express Insurance Agency of Massachusetts Inc.                                   Massachusetts
American Express Insurance Agency of New Mexico Inc.                                      New Mexico
American Express Insurance Agency of Texas Inc.                                           Texas
IDS Insurance Agency of Utah Inc.                                                         Utah
American Express Insurance Agency of Wyoming Inc.                                         Wyoming
American Express Insurance Agency of Maryland Inc.                                        Maryland
American Express Insurance Agency of Oklahoma Inc.                                        Oklahoma
American Express Insurance Agency of Nevada Inc.                                          Nevada
RiverSource Investments LLC                                                               Minnesota
            Advisory Capital Strategies Group Inc.                                        Minnesota
            American Express Asset Management International (Japan) Inc.                  Japan
                       Advisory Capital Partners LLC                                      Delaware
                       Advisory Select LLC                                                Delaware
                       Boston Equity General Partner LLC                                  Delaware
                       Advisory Quantitative Equity (General Partner) LLC                 Delaware
                       Advisory Credit Opportunities GP LLC                               Delaware
                       Advisory European (General Partner) Inc.                           Cayman Islands
                       Advisory Convertible Arbitrage LLC                                 Delaware
            Kenwood Capital Management LLC (51.1% owned)                                  Delaware
            IDS Capital Holdings Inc.                                                     Minnesota
American Express Asset Management International Inc.                                      Delaware
American Express Asset Management Ltd.                                                    England
IDS Management Corporation                                                                Minnesota
            IDS Partnership Services Corporation                                          Minnesota
            IDS Cable Corporation                                                         Minnesota
            IDS Futures Corporation                                                       Minnesota
            IDS Realty Corporation                                                        Minnesota
            IDS Cable II Corporation                                                      Minnesota

IDS Property Casualty Insurance Company                                                   Wisconsin
            Amex Assurance Company                                                        Illinois
            Ameriprise Auto & Home Insurance Agency, Inc.                                 Wisconsin
American Enterprise Investment Services Inc.                                              Minnesota
American Express Property Casualty Insurance Agency of Kentucky Inc.                      Kentucky
RiverSource Service Corporation                                                           Minnesota
American Express Property Casualty Insurance Agency of Maryland Inc.                      Maryland
American Express Property Casualty Insurance Agency of Mississippi Inc.                   Mississippi
American Express Property Casualty Insurance Agency of Pennsylvania Inc.                  Pennsylvania
AEFA (Jersey) Limited                                                                     Jersey, Channel Islands
Channel Islands
Securities America Financial Corporation                                                  Nebraska
            Realty Assets, Inc.                                                           Nebraska
            Securities America Advisors, Inc.                                             Nebraska
            Securities America, Inc.                                                      Nebraska
American Express Asset Management (Australia) Limited                                     Australia
Threadneedle Asset Management Holdings Ltd.                                               England
            Threadneedle Investments (Channel Islands) Ltd.                               Jersey, Channel Islands
Channel Islands
            Threadneedle Asset Management Ltd.                                            England
            Threadneedle Portfolio Services Ltd.                                          England
            Threadneedle Postfolio Managers Ltd.                                          England
            Threadneedle Investment Services Ltd.                                         England
            Threadneedle Asset Management (Nominees) Ltd.                                 England
            Threadneedle Investment Services GMbH                                         Germany
            Threadneedle Investment Advisors Ltd.                                         England
            Threadneedle International Fund Management Ltd.                               England
            MM Asset Management Ltd.                                                      England
            Eagle Star ISA Manager Ltd.                                                   England
            Eagle Star Unit Managers Ltd.                                                 England
            ADT Nominees Ltd.                                                             England
            Threadneedle International Ltd.                                               England
            Threadneedle Management Services Ltd.                                         England
                       Threadneedle Rural Property Services Ltd.                          England
                       Threadneedle Property Services Ltd.                                England
            Threadneedle Pensions Ltd.                                                    England
            Threadneedle Property GP Holdings Ltd.                                        England
            Threadneedle Property Investments Ltd.                                        England
                       Sackville TCI Property (GP) Ltd.                                   England
                       Sackville TCI Property Nominee (1) Ltd.                            England
                       Sackville TCI Property Nominee (2) Ltd.                            England
                       Sackville Property (GP) Ltd.                                       England
                       Sackville Tandem Property (GP) Ltd.                                England
                                  Sackville Tandem Property Nominee Ltd.                  England
                       Sackville TPEN Property (GP) Ltd.                                  England
                                  Sackville TPEN Property Nominee Ltd.                    England
                                  Sackville TPEN Property Nominee (2) Ltd.                England
                       Sackville TSP Property (GP) Ltd.                                   England
                                  Sackville TSP Property Nominee Ltd.                     England
                       JDM3                                                               California
            Cornbrash Park Management Company Ltd.                                        England
            Highcross (Slough) Management Ltd.                                            England
            Threadneedle Financial Services Ltd.                                          England
            Threadneedle Pension Trustees Ltd.                                            England
Sloan Financial Group                                                                     North Carolina
Ameriprise Insurance Company                                                              Wisconsin
RiverSource Distributors, Inc.                                                            Delaware
Ameriprise India Private Limited                                                          India

Item 27. Number of Contract owners

         As of Oct. 31, 2006 there were 54,730 qualified contracts of contract owner.

Item 28. Indemnification

         The By-Laws of the depositor provide that the Corporation shall have the power to indemnify a director, officer, agent or employee of the Corporation pursuant to the provisions of applicable statues or pursuant to contract.

         The Corporation may purchase and maintain insurance on behalf of any director, officer, agent or employee of the Corporation against any liability asserted against or incurred by the director, officer, agent or employee in such capacity or arising out of the director's, officer's, agent's or employee's status as such, whether or not the Corporation would have the power to indemnify the director, officer, agent or employee against such liability under the provisions of applicable law.

         The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter RiverSource Distributors Inc.

(a) RiverSource Distributors Inc. is the principal underwriter, depositor or sponsor for RiverSource Variable Annuity Account 1; RiverSource Account F; RiverSource Variable Annuity Fund A; RiverSource Variable Annuity Fund B; RiverSource Variable Account 10; RiverSource Account SBS; RiverSource MVA Account; RiverSource Account MGA; RiverSource Variable Life Separate Account; RiverSource Variable Life Account; RiverSource Account for Smith Barney; RiverSource of New York Variable Annuity Account 1; RiverSource of New York Variable Annuity Account 2; RiverSource of New York Account 4; RiverSource of New York Account 7; RiverSource of New York Account 8; RiverSource of New York Variable Annuity Account; RiverSource of New York Account SBSRiverSource California Tax-Exempt Trust; RiverSource Bond Series, Inc.; RiverSource Dimensions Series, Inc.; RiverSource Diversified Income Series, Inc.; RiverSource Equity Series, Inc.; RiverSource Global Series, Inc.; RiverSource Government Income Series, Inc.; RiverSource High Yield Income Series, Inc.; RiverSource Income Series, Inc.; RiverSource International Managers Series, Inc.; RiverSource International Series, Inc.; RiverSource Investment Series, Inc.; RiverSource Large Cap Series, Inc.; RiverSource Managers Series, Inc.; RiverSource Market Advantage Series, Inc.; RiverSource Money Market Series, Inc.; RiverSource Retirement Series Trust; RiverSource Sector Series, Inc.; RiverSource Selected Series, Inc.; RiverSource Short Term Investments Series, Inc.; RiverSource Special Tax-Exempt Series Trust, Inc.; RiverSource Strategic Allocation Series, Inc.; RiverSource Strategy Series, Inc.; RiverSource Tax-Exempt Income Series, Inc.; RiverSource Tax-Exempt Money Market Series, Inc.; RiverSource Tax-Exempt Series, Inc.; Ameriprise Certificate Company.

(b)  As to each director, officer, or partner of the principal underwriter:

     Name and Principal Business Address*  Position and Offices with Underwriter
     ------------------------------------  -------------------------------------
     Neysa M. Alecu                        Anti-Money Laundering Officer

     Gumer C. Alvero                       Director

     Timothy V. Bechtold                   Director

     Paul J. Dolan                         Chief Operating Officer,
                                           Chief Administrative Officer

     Jeffrey P. Fox                        Chief Financial Officer
                                           and Treasurer

     Martin T. Griffin                     President-Outside Distribution

     Jeffrey McGregor                      President-Inside Distribution

     Thomas R. Moore                       Secretary

     Benji Orr                             Deputy Anti-Money Laundering
                                           Officer

     Scott R. Plummer                      Chief Counsel

     Julie A. Ruether                      Chief Compliance Officer

     Mark E. Schwarzmann                   Director, President and
                                           Chief Executive Officer

     William F. Truscott                   Director


* Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

Item 29(c)

Ameriprise Financial Services, Inc., the principal underwriter during the Registrant's last fiscal year, was paid the following commissions:

                    Net Underwriting
Name of Principal   Discounts and    Compensation on   Brokerage
Underwriter         Commissions      Redemption        Commissions  Compensation

Ameriprise          $62,840,453        $479,554           None          None
Financial Services,
Inc.

Item 30. Location of Accounts and Records

             RiverSource Life Insurance Company (previously American Enterprise Life Insurance Company)
             829 Ameriprise Financial Center
             Minneapolis, MN  55402

Item 31. Management Services

             Not applicable.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the address or phone number listed in the prospectus.

(d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company (previously American Enterprise Life Insurance Company), on behalf of the Registrant, certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 2nd day of January, 2007.

                           RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)
                                  (Registrant)

                           By RiverSource Life Insurance Company (previously American Enterprise Life Insurance Company)
                                    (Sponsor)

                           By /s/   Timothy V. Bechtold*
                              --------------------------
                                    Timothy V. Bechtold
                                    President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of January, 2007.

Signature                                     Title

/s/  Gumer C. Alvero*                         Director and Executive Vice
------------------------------------          President - Annuities
     Gumer C. Alvero

/s/  Timothy V. Bechtold*                     Director and President
------------------------------------
     Timothy V. Bechtold

/s/  Brian J. McGrane*                        Director, Executive
------------------------------------          Vice President and
     Brian J. McGrane                         Chief Financial Officer

/s/  Kevin E. Palmer*                         Director, Vice President and
-----------------------------------           Chief Actuary
     Kevin E. Palmer

/s/  Mark E. Schwarzmann*                     Director, Chairman of the Board
------------------------------------          and Chief Executive Officer
     Mark E. Schwarzmann                      (Chief Executive Officer)

/s/  Bridget M. Sperl*                        Executive Vice President -
------------------------------------          Client Services
     Bridget M. Sperl

/s/  David K. Stewart*                        Vice President and Controller
------------------------------------
     David K. Stewart

* Signed pursuant to Power of Attorney dated Jan. 2, 2007 filed electronically as Exhibit 13.1, to Registrant's Initial Registration Statement on Form N-4, on or about Jan. 2, 2007.


/s/  Mary Ellyn Minenko
-----------------------
     Mary Ellyn Minenko
     Assistant General Counsel

CONTENTS OF REGISTRATION STATEMENT AMENDMENT NO. 37 to REGISTRATION STATEMENT NO. 811-7195

This Registration Statement Amendment is comprised of the following papers and documents:

The Cover Page.

Part A.

         The prospectus for:
         RiverSource Platinum(SM) Variable Annuity

Part B.

         The combined Statement of Additional Information and Financial Statements for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account) dated Jan. 2, 2007 filed electronically with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan 2, 2007, is incorporated by reference.

Part C.

         Other Information.

         The signatures.

         Exhibits